ROCKWELL ANNOUNCES RESULTS FOR THIRD QUARTER OF FISCAL 2011

January 14, 2011, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three and nine months ended November 30, 2010. Currency values are presented in Canadian dollars unless otherwise indicated.

Overview

Rockwell is focused on the mining and development of alluvial diamond deposits that yield high value gemstones. During the third fiscal quarter of 2011, the Company continued to operate three mines, namely Holpan, Klipdam and Saxendrift, and a bulk sampling evaluation program on the Klipdam Extension property, which is near to the Klipdam operation. All of these operations are located in the Northern Cape Province area of South Africa.

Rockwell has an excellent pipeline of other alluvial diamond projects, and progressed with assessing the potential of the advanced-stage projects for development. The Company also continues to consider merger and acquisition opportunities in order to expand its mineral resources, and add to its production profile.

Underpinned by the strong recovery in diamond prices, Rockwell reported quarter-on-quarter revenue growth of 44% to $16.4 million for the three months ended November 30, 2010. The average price achieved in the third quarter of fiscal 2011 was US$1,566 per carat compared to US$1,048 per carat in the previous three month period. The Company reported an operating profit of $1.8 million in the quarter under review compared to an operating loss of $614, 000 in the second quarter.

On a fiscal year-to-date basis, both carat production and prices received have increased. In the nine months to November 30, 2010, Rockwell produced 22,519 carats of diamonds compared to 19,920 carats produced during the same period in the previous year. Four tender sales of rough diamonds have been held, and regular sales of special diamonds exceeding 10 carats were sold for beneficiation. The Company continued to experience a positive trend in prices for its better quality stones, particularly for diamonds with good color and clarity. The average price achieved over the nine months of fiscal 2011 is US$1,345 per carat, a significant increase from the US$969 per carat received in the previous year.

During the third quarter of fiscal 2011, Rockwell recovered eight large gemstones from its Holpan, Klipdam and Saxendrift operations, bringing the total number of plus 50-carat stones recovered in its current fiscal year to nineteen. In addition to recovering several high quality white and fancy yellow coloured gemstones, the following notable diamonds were also produced:

  83-carat sawable diamond, with a slight yellow tint with a small spot;

  84-carat industrial quality diamond;

  63-carat sawable, white diamond with a few spots throughout the stone;

  50-carat makeable shape, clean D color diamond; and

  72-carat makeable shape, clean H color diamond.

These stones were sold into the Company's joint venture with Steinmetz Diamond Group. Once manufactured and sold as polished goods, they will provide additional profit share revenue to the Company.

Diamond Market

The recovery of the international diamond market gained momentum with prices continuing to trend towards 2008 levels and jewellery retail sales have been higher than expectations of major retailers. These sales will support a reduction in polished inventory and, consequently, could fuel the trade of rough diamonds.

The price recovery of rough diamonds has outpaced polished stones, as a result of high polished inventory levels; however, polished prices improved in November 2010, particularly in the 3- to 4-carat range, and creating optimism that the fundamentals are in place for polished stone prices to close the gap with rough diamonds. The improved prices of rough diamonds have contributed to the improving performance Rockwell which is increasing production volumes to meet perceived shortages in the secondary market.

Acquisitions

Early in fiscal 2011, Rockwell announced that it had embarked on a process to purchase 74% of Etruscan Diamonds Limited’s (“Etruscan”) well known Blue Gum diamond operation in the Ventersdorp region, South Africa, for an amount not exceeding ZAR33.5 million (approximately $4.83 million) payable in Rockwell shares.

The Blue Gum Project hosts the Tirisano alluvial diamond deposit. According to an October 2009 estimate, the mineral resources comprise 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic meters and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic meters (see March 11, 2010 news release). With its 0.9 carat average stone size and consistent grades, the mine’s production is ideally suited to the bridal market and is expected to help create more regular quarterly production volumes for the Company.

Completion of the acquisition is subject to the South African mining ministry consent, which is well advanced, securities regulatory approvals (including TSX) and electric power negotiations. The Company is also making excellent progress with the engineering and fabrication of a new, low-cost processing plant, and implementation of a new mine plan. Completion is targeted for early fiscal 2012.

Flawless Diamond Trading House (“Flawless”), which became 20% owned by Rockwell during the first quarter of fiscal 2011, provides a unique marketing and sales platform for the Company’s growing diamond production volumes. Flawless is in the process of integrating a diamond cleaning technology – the first of its kind to be implemented commercially - that would enhance the appearance of rough diamonds presented for sale.

Operations Overview

In the three month period ended November 30, 2010:

  8,404 carats (November 30, 2009: 7,963 carats) were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  6,414 carats (November 30, 2009: 9,410 carats) were sold at an average price of US$1,566 per carat (November 30, 2009: US$1,269 per carat).

  Tender sales of US$10.0 million plus US$0.8 million of returns from the beneficiation profit share resulted in diamond revenues of US$10.8 million (November 30, 2009: US$12.9 million).

  An operating profit of $1.8 million (November 30, 2009: $2.5 million) was reported for the period.

  A loss of $1.4 million or $0.003 per share was realized for the period.

In the nine month period ended November 30, 2010:

  20,564 carats (November 30, 2009: 20,646 carats) were sold at an average price of US$1,345 per carat (2009: US$969 per carat).

  Tender sales of US$27.6 million plus US$2.3 million of returns from the beneficiation profit share resulted in diamond revenues of US$29.9 million (November 30, 2009: US$22.7 million).

  An operating profit of $3.7 million (November 30, 2009: operating loss of $2.3 million) was reported for the period.

  A loss of $2.4 million (November 30, 2009: loss of $6.1 million) or $0.005 (November 30, 2009: $0.026) per share was realized for the period.

  Diamond inventories at November 30, 2010 totalled 3,865 carats (2009: 2,800 carats).

At November 30, 2010, the Company’s cash and cash equivalents increased to $3.7 million (November 30, 2009: $2.5 million) with bank indebtedness amounting to $2.2 million (November 30, 2009: $0.4 million), resulting in net cash holdings of $1.5 million (November 30, 2009: $ 2.1 million indebted). The Company also had working capital of $9.2 million (November 30, 2009: deficit of $4.1 million).

Production at the three operations steadily increased, reaching 2,765,415 cubic meters1 (November 30, 2009: 2,296,943 cubic meters). The increase was driven primarily by a 28% increase in production at Saxendrift and processing 214,763 cubic meters at the Klipdam Extension bulk sampling project.

The Company successfully maintained its focus on reducing unit costs through operational optimization, achieving average operating cash cost at the three productive operations of US$6.28 per cubic meter, well within the Company’s target range of US$6.00 to US$7.00 per cubic meter. The average total cash cost for all the operations over the first nine months of fiscal 2011, including rehabilitation, lease payments and royalties amounted to US$7.49 per cubic meter (November 30, 2009: US$8.21 per cubic meter).

Additional details on production, sales and revenues for the quarter, as well as comparative results for the first nine months of fiscal 2010 are provided below. For further details, see the Rockwell’s complete financial results and Management Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com.

Production and Sales

The following is a comparison of the current quarter (ended November 30, 2010) with the quarter ended November 30, 2009.

PRODUCTION
Operation	3 months ended November 30, 2010			3 months ended November 30, 2009
	Volume (cubic meters)[1]	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters) [1]	Carats	Average grade (carats per 100 cubic meters)
Holpan	233,029	2,131	0.91	225,840	1,768	0.78
Klipdam	255,250	3,756	1.47	250,399	2,676	1.07
Wouterspan	-	-	-	-	5	0.00
Klipdam Extension	118,478	946	0.80	-	-	-
Saxendrift	405,551	1,527	0.38	397,192	3,514	0.88
Other[2]	6,383	44	-	-	-	-
Total	1,018,691	8,404	0.83	873,431	7,963	0.91

__________________________
1 For conversion from cubic meters or cubes to metric tonnes, the specific gravity factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.85 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3. For the Blue Gum (Tirisano) deposit the factor is 1.80 g/cm3.
2 “Other” in the Production and Sales tables below refers to an independent contractor processing gravels and sold with the Company’s tender. These carats are excluded from grade calculations.

SALES, REVENUE AND INVENTORY
Operation	3 months ended November 30, 2010				3 months ended November 30, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,412	1,432,818	1,015	1,102	2,556	614,237	240	502
Klipdam	2,862	5,227,460	1,826	1,565	3,527	2,715,963	770	1,054
Wouterspan	-	-	-	-	14	11,099	788	-
Klipdam Extension	824	708,303	860	387	-	-	-	-
Saxendrift	1,316	2,676,997	2,034	718	3,313	8,598,285	2,595	1,245
Other[2]				93	-	-	-	-
Total	6,414	10,045,578	1,566	3,865	9,410	11,939,584	1,269	2,801

Production and Sales –Nine Month Comparison

The following is a comparison of the first nine months of fiscal 2011 (ended November 30, 2010) with the nine months ended November 30, 2009.

PRODUCTION
Operation	9 months ended November 30, 2010			9 months ended November 30, 2009
	Volume (cubic meters) [1]	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters) [1]	Carats	Average grade (carats per 100 cubic meters)
Holpan	675,675	6,259	0.93	653,992	4,914	0.75
Klipdam	708,259	8,801	1.24	737,369	7,945	1.08
Wouterspan	-	-	-	-	14	-
Klipdam Extension	214,763	1,623	0.76	-	-	-
Saxendrift	1,160,335	5,743	0.49	905,582	7,047	0.78
Other[2]	6,383	93	-	-	-	-
Total	2,765,415	22,519	0.81	2,296,943	19,920	0.86

SALES, REVENUE AND INVENTORY
Operation	9 months ended November 30, 2010				9 months ended November 30, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	5,937	7,299,066	1,229	1,102	5,253	2,052,602	391	502
Klipdam	7,832	8,092,870	1,034	1,565	8,634	5,109,645	592	1,054
Wouterspan	-	-	-	-	590	280,187	475	-
Klipdam
Extension	1,236	987,554	799	387	-	-	-	-
Saxendrift	5,559	11,281,589	2,029	718	6,169	12,567,081	2,037	1,245
Other[2]	-	-	-	93	-	-	-	-
Total	20,564	27,661,079	1,345	3,865	20,646	20,009,515	969	2,801

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	780	6,259	5,937	1,102
Klipdam	596	8,801	7,832	1,565
Klipdam Extension	-	1,623	1,236	387
Saxendrift	534	5,743	5,559	718
Other[2]	-	93	-	93
Total	1,910	22,519	20,564	3,865

Mr David Copeland, Chairman of Rockwell Diamonds commented "Underpinned by its portfolio of three operational alluvial diamond mines as well as a strong pipeline of advanced alluvial diamond projects for future development, Rockwell is well positioned to benefit from the continued recovery in the diamond market. The Company also continues to leverage its low cost operations by optimizing and increasing the production capacity of its mines to deliver sustainable production growth and unit cost benefits in line with its long term growth objectives.”

Rockwell will host a telephone conference call on Monday, January 17 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 5:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by Toll Free Dial-In 877-381-4602 or Operator Assisted International Dial-In 760-666-3757 or 0 800 051 3806 (toll free) in the United Kingdom and 0 800 999 567 (toll free) in South Africa.

A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) January 24, 2011 and can be accessed by dialing (800) 642-1687 (toll free) in North America or (706) 645-9291 (toll) and using the pass code 36658441.

For further information on Rockwell and its operations in South Africa, please contact:

Stéphanie Leclercq, Tielle Communications:
Landline: +27 (0)11 884 9681
Mobile: +27 (0)83 307 7587
Email:rockwelldiamonds@tielle.co.za

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.